UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40507

Full Truck Alliance Co. Ltd.

6 Keji Road Huaxi District, Guiyang Guizhou 550025 People’s Republic of China +86-851-8384-2056	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China +86-25-6692-0156

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Settlement in Principle of U.S. Securities Class Action

On September 17, 2023, Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) entered into a binding term sheet that agrees in principle to settle certain putative shareholder class action lawsuits in connection with its initial public offering captioned In re Full Truck Alliance Co. Ltd. Sec. Litig., Index No. 654232/2021 (N.Y. Sup.) and Pratyush v. Full Truck Alliance Co. Ltd., Case No. 1:21-cv-03903 (E.D.N.Y.) (collectively, the “IPO Lawsuits”). As previously disclosed, the IPO Lawsuits were filed against FTA and other defendants in July 2021 and allege violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. FTA and the plaintiffs in the IPO Lawsuits reached an agreement in principle following a mediation to settle the IPO Lawsuits for $10.25 million, subject to negotiation and execution of a definitive settlement agreement and court approval. The settlement amount is an all-in amount that covers all attorneys’ fees, administrative costs, expenses, class member benefits, class representative awards, and costs of any kind associated with the resolution of the IPO Lawsuits. By agreeing to settle the IPO Lawsuits, FTA does not admit any allegations in the lawsuits or violation of any law or regulations. There can be no assurance that a settlement will be finalized and approved on the terms to which the parties currently agreed or at all.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Full Truck Alliance Co. Ltd.

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chairman and Chief Executive Officer

Date: September 18, 2023